UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 12 September 2019

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY COMPANY SECRETARY

In compliance with paragraphs 3.63 – 3.74 of the Listings
Requirements of JSE Limited, the following information is disclosed:

Name of Company Secretary	**TL Harmse**
Nature of transaction	On-market sale of shares
Transaction Date	9 September 2019
Number of Shares	16 302
Class of Security	Ordinary Shares
Sale Price per Share	R74.50
Total Value	R1,214,499.00
Nature of interest	Direct and Beneficial
Clearance Obtained	Yes

11 September 2019
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 12 September 2019

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer